UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File Number 0-20800
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STERLING SAVINGS BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201
REQUIRED INFORMATION

Item 4.	Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Financial Statements and Exhibit

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative
     Committee of the Sterling Savings Bank
     Employee Savings and Investment Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
June 21, 2007

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value
Mutual funds	$25,826,941	$19,856,551
Common stock of Sterling Financial Corp.	27,753,719	21,098,497
Collective trust funds	5,025,543	5,465,729
Participant loans	552,677	566,086

	59,158,880	46,986,863

Receivables
Employer’s contribution	62,053	58,805
Participants’ contribution	226,051	173,831
Accrued interest	5,878	4,070

	293,982	236,706

Total Assets	59,452,862	47,223,569

Liabilities	(285,247)	0

Net assets available for benefits at fair value	59,167,615	47,223,569

Adjustment from fair value to contract value for fully benefit responsive investment contracts	94,528	98,253

Net assets available for benefits	$59,262,143	$47,321,822

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Changes Net Assets Available for Benefits
Year Ended December 31, 2006

2006
Additions to net assets attributed to:
Investment income:
Interest	$40,544
Dividends	1,273,387
Net appreciation in fair value of investments	9,583,875

10,897,806

Contributions:
Participants	5,900,796
Rollovers from qualified plans	443,892
Employer	1,669,627

Total additions	18,912,121

Deductions to net assets attributed to:
Benefits paid to participants	6,941,776
Administration expenses	30,024

Total deductions	6,971,800

Net increase in net assets available for benefits	11,940,321

Net assets available for benefits:
Beginning of year	47,321,822

End of year	$59,262,143

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Sterling Financial Corporation common stock is valued at its quoted market price.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
Reclassifications
Certain amounts in the December 31, 2005 financial statements have been reclassified to conform to the 2006 presentation due to the retroactive application of the FSP.
1. Description of Plan
The following description of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan itself for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants can contribute from 1% to 75% of their compensation up to the statutory maximum through payroll deductions to the Plan.
Participant contributions are entitled to a discretionary Employer matching contribution. The matching contribution formula provides that Employer will contribute up to a maximum match of 35% of the employee’s contribution not to exceed 10% of the participant’s compensation. The Employer contributed the maximum match in 2006 and 2005. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. No discretionary profit sharing contributions were made in 2006 or 2005. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. Participants who have been employed with Sterling for five years or more have the option of reallocating Employer contributions that have been invested in Sterling Financial Corporation stock into any of the Plan’s other investment funds. Subsequent to year end, the Plan has been modified to allow participants to reallocate Employer contributions invested in Sterling Financial Corporation common stock after three years of employment.
Investment Options
Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
Vesting
A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling’s contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.
Forfeitures
Forfeitures totaled $132,406 and $55,483 at December 31, 2006 and 2005, respectively. Forfeitures of Sterling contributions will reduce future matching contributions. Forfeitures in the amount of $46,494 were used to offset Employer contributions for the year ended December 31, 2006. The remaining forfeitures were allocated to a suspense account for use in future years to offset Employer contributions.
Payment of Benefits
Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. The Plan allows for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise.
Participant Loans
A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months. The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years. Participants pay a loan origination fee, as well as an annual loan maintenance fee.
Administrative Expenses
Both Sterling and Plan participants pay the costs of the Plan. Plan participants pay a portion of the trustee fee in the amount of $15 per participant per year. Additionally, each share of Sterling Financial Corporation common stock that is purchased by the Plan on the open market is subject to a fee of $0.10 per share, which is paid by the participants. Sterling pays the remaining portion of the trustee fee charged by Merrill Lynch as trustee and all other fees, expenses and commissions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
2. Investments
The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005.

	2006	2005
Corporate Stocks:
Common Stock of Sterling Financial Corporation	$27,753,719	$21,098,497

Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	5,025,543	5,465,729

Mutual Funds:
American Growth Fund	6,584,624	5,577,653
MFS Value Fund	5,137,659	3,929,070
Munder Midcap Core Growth	3,441,940	2,696,601
American Balanced Fund	3,161,529	1,734,034
Blackrock S&P 500 Index	2,447,524	2,121,572
Thornburg International Value Fund	2,088,616	1,209,339
Blackrock Bond Fund	1,968,928	1,807,139
Blackrock Global Allocation Fund	996,121	779,255
Delaware Group Trend Fund	0	1,888

Participant Loans	552,677	566,086

	$59,158,880	$46,986,863

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2006
Mutual funds	$2,129,391
Common stock of Sterling Financial Corporation	7,454,484

Total	$9,583,875

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
Investment in the Plan is participant-directed, except that the Employer’s matching contributions are generally invested in Sterling Financial Corporation common stock. As described in Note 1, a participant who has been an Employee for at least five years may reinvest the matching contribution into other investment options. Subsequent to year end, a participant with three years of service may reinvest the matching contribution. Participants at their discretion may also direct investments to Sterling Financial Corporation common stock. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2006 and 2005, and the change from 2006 to 2005 in non-participant directed investment balances are as follows:

	2006	2005
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$17,127,665	$12,817,519
Participant directed	10,626,054	8,280,978

Total	$27,753,719	$21,098,497

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the years ended December 31:

	2006	2005
Contributions	$1,728,432	$1,362,712
Interest and dividends	128,138	30,640
Net appreciation	4,542,555	(582,145)
Benefits paid to participants	(1,609,015)	(660,230)
Administrative expenses	(8,712)	(10,556)
Transfers to participant-directed investments	(471,252)	(212,510)

Total	$4,310,146	$(72,089)

3. Plan Termination
Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.
4. Tax Status
On October 18, 2004, the Employer received a letter from the Internal Revenue Service informing the Employer that the Plan is qualified and exempt under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
5. Related Party Transactions
Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch, which is the trustee of the Plan. These investments include the Merrill Lynch Retirement Preservation Trust, Blackrock Bond Fund, Blackrock Global Allocation Fund, and Blackrock S&P 500 Index Fund. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2006 and 2005.
Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Assets (Held at End of Year)
December 31, 2006
EIN: 91-1166044 Plan Number: 001

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost**	Value
	Common Stock
*	Sterling Financial Corporation	Common stock, 820,873 shares at $1 par value	$11,280,296	$27,753,719

	Collective Trust Funds
*	Merrill Lynch Retirement Preservation Trust	5,120,071 units		5,025,543

	Mutual Funds
	American Growth Fund	Mutual fund, 202,916 shares		6,584,624
	MFS Value Fund	Mutual fund, 191,919 shares		5,137,659
	Munder Midcap Core Growth	Mutual fund, 136,911 shares		3,441,940
	American Balanced Fund	Mutual fund, 166,221 shares		3,161,529
*	Blackrock S&P 500 Index	Mutual fund, 140,662 shares		2,447,524
	Thornburg International Value Fund	Mutual fund, 73,336 shares		2,088,616
*	Blackrock Bond Fund	Mutual fund, 171,062 shares		1,968,928
*	Blackrock Global Allocation Fund	Mutual fund, 54,852 shares		996,121

				25,826,941

	Participant Loans	Interest ranging from 5.00% to 9.25%, maturing through December 2011		552,677

				$59,158,880

*	Represents party-in-interest to the Plan.

**	Cost information is omitted with respect to participant or beneficiary directed transactions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Signatures
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust
Date: June 26, 2007	/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm